Earnings Press Release

Exhibit 99.1

For Immediate Release

TFI International Announces 2023 Fourth Quarter and Full-Year Results

•
Fourth quarter operating income of $198.3 million compares to $216.9 million in the same prior year quarter
•
Fourth quarter net income of $131.4 million compares to $153.5 million in Q4 2022, while adjusted net income1 of $147.0 million compares to $151.8 million in Q4 2022
•
Fourth quarter diluted earnings per share (diluted “EPS”) of $1.53 compares to $1.74 in Q4 2022, while adjusted diluted EPS1 of $1.71 compares to $1.72 in Q4 2022
•
Fourth quarter net cash from operating activities grew to $302.6 million, up 22% over the prior year period and free cash flow1 grew to $243.8 million, up 29% over the prior year period
•
The Board of Directors approved a $0.40 quarterly dividend, an increase of 14%

Montreal, Quebec, February 8, 2024 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced its results for the fourth quarter and full year ended December 31, 2023. All amounts are shown in U.S. dollars.

“We generated robust free cash flow during the quarter, bringing our full-year total to more than $9 per share1 and wrapping up 2023 on a favorable note as our team continues to strive for day-to-day efficiencies while delivering superior service. Despite market conditions, during the fourth quarter we were able to grow revenue over the prior year period and deliver adjusted diluted EPS of $1.71. Strategically, we capitalized on our cash flow and strong balance sheet by significantly investing during periods of weaker freight demand, committing $2 billion of capital during 2023 into announced acquisitions and share buybacks,” said Alain Bédard, Chairman, President and Chief Executive Officer. “We’re entering 2024 in an attractive position across all four business segments, with Logistics outperforming the market boosted by our recent successful acquisition of JHT, with Truckload standing to significantly benefit from our Daseke acquisition expected to close in the second quarter, and with the ongoing turnaround at LTL a top priority. This involves a renewed focus on LTL growth and quality of revenue through improved service, as evidenced by our latest cargo claims ratio of only 0.5% for US LTL, down from 1.5% a year earlier, and our second-to-none Canadian LTL cargo claims ratio of 0.1%. Looking ahead, while continuing our sharp focus on day-to-day operations, we can also seek highly strategic investment opportunities while returning excess cash to shareholders, consistent with our Board’s recently approved 14% increase to our quarterly dividend.”

SELECTED FINANCIAL DATA AND HIGHLIGHTS (UNAUDITED)

Financial highlights	Three-months ended December 31		Years ended December 31
(in millions of U.S. dollars, except per share data)	2023	2022	2023	2022
Total revenue	1,968.7	1,956.7	7,521.2	8,812.5
Revenue before fuel surcharge	1,674.1	1,616.5	6,416.9	7,357.1
Adjusted EBITDA[1]	320.9	305.0	1,187.9	1,425.0
Operating income	198.3	216.9	757.6	1,146.0
Net cash from operating activities	302.6	248.3	1,013.8	971.6
Net income	131.4	153.5	504.9	823.2
EPS - diluted ($)	1.53	1.74	5.80	9.02
Adjusted net income[1]	147.0	151.8	538.3	731.7
Adjusted EPS - diluted[1] ($)	1.71	1.72	6.18	8.02
Weighted average number of shares ('000s)	85,082	86,670	85,908	89,360

1 This is a non-IFRS measure. For a reconciliation, refer to the "Non-IFRS and Other Financial Measures" section below.

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Earnings Press Release

FOURTH QUARTER RESULTS

Total revenue of $1.97 billion compared to $1.96 billion in the prior year period and revenue before fuel surcharge of $1.67 billion compared to $1.62 billion in the prior year period. The increase is primarily due to contributions from business acquisitions offset by reduced volumes driven by weaker end market demand.

Operating income of $198.3 million compared to $216.9 million the prior year period. The decrease is primarily attributable to the decline in revenues as a result of weaker market demand in the quarter and the impact of a decrease in gains from assets held for sale of $23.0 million, partially offset by contributions from business acquisitions of $24.1 million.

Net income of $131.4 million compares to $153.5 million in the prior year period, and net income of $1.53 per diluted share compared to $1.74 in the prior year period. Adjusted net income, a non-IFRS measure, was $147.0 million, or $1.71 per diluted share, compared to $151.8 million, or $1.72 per diluted share, the prior year period.

Total revenue declined for three segments relative to the prior year period with decreases of 9% for Package and Courier, 6% for Less-Than-Truckload, and 5% for Truckload, while total revenue for Logistics increased 28%. Operating income declined for Package and Courier by 8%, for Less-Than-Truckload by 19%, and for Truckload by 29% and increased for Logistics by 60% in the fourth quarter in comparison to the prior-year. Operating income in the Truckload segment decreased due to a $16.0 million gain on the sale of assets held for sale being recognized in the same prior year period, while operating income in the logistics segment increased primarily through business acquisitions.

FULL-YEAR RESULTS

Total revenue was $7.52 billion for 2023 versus $8.81 billion in 2022. Revenue before fuel surcharge of $6.42 billion compared to $7.36 billion the prior year. The decrease is primarily due to weaker market demand and the sale of CFI in 2022 resulting in a decrease of $333.3 million.

Operating income totaled $757.6 million compared to $1,146.0 million. The decrease is mainly attributable to the weaker market demand referenced above, a gain on sale of business of $73.7 million in 2022, as well as $107.3 million less gains from the sale of rolling stock, equipment, and assets held for sale and the 2022 sale of CFI which contributed $46.1 million in 2022.

Net income was $504.9 million, or $5.80 per diluted share, compared to $823.2 million, or $9.02 per diluted share a year earlier. Adjusted net income and adjusted diluted EPS, non-IFRS measures, were $538.3 million, or $6.18 per diluted share, compared to $731.7 million, or $8.02 per diluted share the prior year.

During 2023, total revenue declined 10% for Package and Courier, 16% for Less-Than-Truckload, 21% for Truckload and 4% for Logistics relative to the prior year. Operating income was down 15% for Package and Courier, 34% for Less-Than-Truckload, 35% for Truckload, and up 14% for Logistics.

1 This is a non-IFRS measure. For a reconciliation, refer to the "Non-IFRS and Other Financial Measures" section below.

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Earnings Press Release

SEGMENTED RESULTS

To facilitate the comparison of business level activity and operating costs between periods, the Company compares the revenue before fuel surcharge (“revenue”) and reallocates the fuel surcharge revenue to materials and services expenses within operating expenses. Note that “Total revenue” is not affected by this reallocation.

Selected segmented financial information

(unaudited) (in thousands of U.S. dollars)	Package and Courier	Less- Than-Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Three months ended December 31, 2023
Revenue before fuel surcharge[1]	122,033	695,930	399,277	471,638	—	(14,764)	1,674,114
% of total revenue[2]	8%	43%	24%	25%			100%
Adjusted EBITDA[3]	40,939	125,064	98,770	69,230	(13,065)	—	320,938
Adjusted EBITDA margin[3,4]	33.5%	18.0%	24.7%	14.7%			19.2%
Operating income (loss)	34,711	71,447	50,657	54,654	(13,212)	—	198,257
Operating margin[3,4]	28.4%	10.3%	12.7%	11.6%			11.8%
Total assets less intangible assets[3]	175,336	2,134,895	1,146,497	357,251	450,340	—	4,264,319
Net capital expenditures[3]	9,572	37,380	4,725	1,792	129	—	53,598
Three months ended December 31, 2022
Revenue before fuel surcharge[1]	129,074	720,783	403,351	375,968	—	(12,681)	1,616,495
% of total revenue[2]	9%	46%	25%	20%			100%
Adjusted EBITDA[3]	43,935	126,307	104,007	43,473	(12,766)	—	304,956
Adjusted EBITDA margin[3,4]	34.0%	17.5%	25.8%	11.6%			18.9%
Operating income (loss)	37,563	88,240	71,842	34,204	(14,989)	—	216,860
Operating margin[3,4]	29.1%	12.2%	17.8%	9.1%			13.4%
Total assets less intangible assets[3]	182,605	2,107,874	1,085,629	263,017	274,595		3,913,720
Net capital expenditures[3]	6,045	57,273	14,248	131	58	—	77,755
Year ended December 31, 2023
Revenue before fuel surcharge[1]	461,930	2,777,309	1,625,592	1,604,878	—	(52,823)	6,416,886
% of total revenue[2]	8%	44%	26%	22%			100%
Adjusted EBITDA[3]	139,437	473,602	428,203	207,800	(61,102)	—	1,187,940
Adjusted EBITDA margin[3,4]	30.2%	17.1%	26.3%	12.9%			18.5%
Operating income (loss)	114,360	310,429	237,393	160,112	(64,659)	—	757,635
Operating margin[3,4]	24.8%	11.2%	14.6%	10.0%			11.8%
Total assets less intangible assets[3]	175,336	2,134,895	1,146,497	357,251	450,340	—	4,264,319
Net capital expenditures[3]	19,935	154,832	29,098	3,725	238	—	207,828
Year ended December 31, 2022
Revenue before fuel surcharge[1]	498,972	3,243,557	1,986,331	1,689,122	—	(60,918)	7,357,064
% of total revenue[2]	7%	45%	28%	20%			100%
Adjusted EBITDA[3]	160,838	567,759	557,058	178,690	(39,321)	—	1,425,024
Adjusted EBITDA margin[3,4]	32.2%	17.5%	28.0%	10.6%			19.4%
Operating income	134,306	470,807	366,868	140,446	33,611	—	1,146,038
Operating margin[3,4]	26.9%	14.5%	18.5%	8.3%			15.6%
Total assets less intangible assets[3]	182,605	2,107,874	1,085,629	263,017	274,595	—	3,913,720
Net capital expenditures[3]	10,636	132,814	31,658	676	170	—	175,954

1 Includes intersegment revenue.

2 Segment revenue including fuel and intersegment revenue to consolidated revenue including fuel and intersegment revenue.

3 This is a non-IFRS measure. For a reconciliation, refer to the “Non-IFRS and Other Financial Measures” section below.

4 As a percentage of revenue before fuel surcharge.

CASH FLOW AND CAPITAL DEPLOYMENT

Net cash flow from operating activities was $1,013.8 million during 2023 compared to $971.6 million the prior year. The 4% increase was due to stronger working capital conversion. The Company returned $409.1 million to shareholders during the year, of which $121.1 million was through dividends and $288.0 million was through share repurchases. In addition, the Company deployed $628.7 million for business combinations and announced another $1.1 billion expected to be closed in the second quarter of 2024.

On December 15, 2023, the Board of Directors of TFI International declared a quarterly dividend of $0.40 per outstanding common share paid on January 15, 2024, representing a 14% increase over the $0.35 quarterly dividend declared in Q4 2022.

CONFERENCE CALL

TFI International will host a conference call on Friday, February 9, 2024 at 8:30 a.m. Eastern Time to discuss these results.

Interested parties can join the call by dialing 1-877-704-4453 or 1-201-389-0920. A recording of the call will be available until 11:59 p.m Eastern, Friday, February 23, 2024 by dialing 1-844-512-2921 or 1-412-317-6671 by entering passcode 13743370.

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Earnings Press Release

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States and Canada through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•
Package and Courier;
•
Less-Than-Truckload;
•
Truckload;
•
Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under symbol TFII. For more information, visit www.tfiintl.com.

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Earnings Press Release

FORWARD-LOOKING STATEMENTS

The Company may make statements in this report that reflect its current expectations regarding future results of operations, performance and achievements. These are “forward-looking” statements and reflect management’s current beliefs. They are based on information currently available to management. Words such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue” and words and expressions of similar import are intended to identify these forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any forward-looking statements which reference issues only as of the date made. The following important factors could cause the Company’s actual financial performance to differ materially from that expressed in any forward-looking statement: the highly competitive market conditions, the Company’s ability to recruit, train and retain qualified drivers, fuel price variations and the Company’s ability to recover these costs from its customers, foreign currency fluctuations, the impact of environmental standards and regulations, changes in governmental regulations applicable to the Company’s operations, adverse weather conditions, accidents, the market for used equipment, changes in interest rates, cost of liability insurance coverage, downturns in general economic conditions affecting the Company and its customers, credit market liquidity, and the Company’s ability to identify, negotiate, consummate, and successfully integrate acquisitions. In addition, any material weaknesses in internal control over financial reporting that are identified, and the cost of remediation of any such material weakness and any other control deficiencies, may have adverse effects on the Company and impact future results.

The foregoing list should not be construed as exhaustive, and the Company disclaims any subsequent obligation to revise or update any previously made forward-looking statements unless required to do so by applicable securities laws. Unanticipated events are likely to occur. Readers should also refer to the section “Risks and Uncertainties” at the end of the 2023 Q3 MD&A for additional information on risk factors and other events that are not within the Company’s control. The Company’s future financial and operating results may fluctuate as a result of these and other risk factors.

NON-IFRS FINANCIAL MEASURES

This press release includes references to certain non-IFRS financial measures as described below. These non-IFRS measures do not have any standardized meanings prescribed by International Financial Reporting Standards as issued by the international Accounting Standards Board (IASB) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation, in addition to, not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The terms and definitions of the non-IFRS measures used in this press release and a reconciliation of each non-IFRS measure to the most directly comparable IFRS measure are provided in the exhibits.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com

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Earnings Press Release

TFI International Inc.	UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

December 31, 2023 AND 2022

(in thousands of U.S. dollars)	As at	As at
	December 31, 2023	December 31, 2022
Assets
Cash and cash equivalents	335,556	147,117
Trade and other receivables	894,771	1,030,726
Inventoried supplies	23,964	24,181
Current taxes recoverable	23,637	12,788
Prepaid expenses	56,269	38,501
Assets held for sale	1,802	10,250
Current assets	1,335,999	1,263,563

Property and equipment	2,415,472	2,131,955
Right-of-use assets	425,630	381,640
Intangible assets	2,019,301	1,592,110
Investments	50,209	85,964
Employee benefits	-	4,359
Other assets	16,394	19,192
Deferred tax assets	20,615	27,047
Non-current assets	4,947,621	4,242,267
Total assets	6,283,620	5,505,830

Liabilities
Trade and other payables	671,936	708,768
Current taxes payable	2,442	41,714
Provisions	66,565	43,903
Other financial liabilities	23,420	19,275
Long-term debt	174,351	37,087
Lease liabilities	127,397	115,934
Current liabilities	1,066,111	966,681

Long-term debt	1,709,831	1,278,670
Lease liabilities	332,761	297,105
Employee benefits	53,231	-
Provisions	93,335	131,736
Other financial liabilities	3,699	382
Deferred tax liabilities	433,242	368,186
Non-current liabilities	2,626,099	2,076,079
Total liabilities	3,692,210	3,042,760

Equity
Share capital	1,107,290	1,089,229
Contributed surplus	37,684	41,491
Accumulated other comprehensive loss	(200,539)	(233,321)
Retained earnings	1,646,975	1,565,671
Total equity	2,591,410	2,463,070

Contingencies, letters of credit and other commitments
Subsequent events
Total liabilities and equity	6,283,620	5,505,830

** The Company's financial reporting framework is IFRS as issued by the IASB.

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Earnings Press Release

TFI International Inc.	UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2023 and 2022

(In thousands of U.S. dollars, except per share amounts)	2023	2022

Revenue	6,416,886	7,357,064
Fuel surcharge	1,104,281	1,455,427
Total revenue	7,521,167	8,812,491

Materials and services expenses	3,805,846	4,592,191
Personnel expenses	2,109,622	2,362,856
Other operating expenses	434,751	492,291
Depreciation of property and equipment	249,835	248,638
Depreciation of right-of-use assets	132,112	126,276
Amortization of intangible assets	60,028	55,679
Loss (gain) on sale of business	3,011	(73,653)
Gain on sale of rolling stock and equipment	(15,510)	(59,661)
Gain on derecognition of right-of-use assets	(1,482)	(210)
Loss (gain) on sale of land and buildings	40	(43)
Gain, net of impairment, on sale of assets held for sale	(14,721)	(77,911)
Total operating expenses	6,763,532	7,666,453

Operating income	757,635	1,146,038

Finance (income) costs
Finance income	(8,612)	(1,750)
Finance costs	89,483	82,147
Net finance costs	80,871	80,397

Income before income tax	676,764	1,065,641
Income tax expense	171,887	242,409

Net income	504,877	823,232

Earnings per share
Basic earnings per share	5.88	9.21
Diluted earnings per share	5.80	9.02

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Earnings Press Release

TFI International Inc.	UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2023 and 2022

(In thousands of U.S. dollars)	2023	2022

Net income	504,877	823,232

Other comprehensive income (loss)
Items that may be reclassified to income or loss in future years:
Foreign currency translation differences	(881)	(10,148)
Net investment hedge, net of tax	39,705	(72,046)
Employee benefits, net of tax	-	292
Items that may never be reclassified to income:
Defined benefit plan remeasurement, net of tax	2,016	63,508
Items directly reclassified to retained earnings:
Unrealized gain (loss) on investments in equity securities
measured at fair value through OCI, net of tax	7,281	(5,495)
Other comprehensive income (loss), net of tax	48,121	(23,889)

Total comprehensive income	552,998	799,343

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Earnings Press Release

TFI International Inc.	UNAUDITED CONSOLIDATED STATEMENTS OF EQUITY

Years Ended December 31, 2023 and 2022

(In thousands of U.S. dollars)				Accumulated
				foreign	Accumulated
			Accumulated	currency	unrealized
			unrealized	translation	gain (loss)		Total equity
			loss on	differences	on invest-		attributable
			employee	and net	ments in	Retained	to owners
	Share	Contributed	benefit	investment	equity	earnings	of the
	capital	surplus	plans	hedge	securities	(deficit)	Company

Balance as at December 31, 2022	1,089,229	41,491	-	(239,120)	5,799	1,565,671	2,463,070

Net income	-	-	-	-	-	504,877	504,877
Other comprehensive income, net of tax	-	-	-	38,824	7,281	2,016	48,121
Realized (loss) gain on equity securities	-	-	-	-	(13,323)	13,323	-
Total comprehensive (loss) income	-	-	-	38,824	(6,042)	520,216	552,998

Share-based payment transactions, net of tax	-	21,424	-	-	-	-	21,424
Stock options exercised, net of tax	17,179	(4,402)	-	-	-	-	12,777
Dividends to owners of the Company	-	-	-	-	-	(124,254)	(124,254)
Repurchase of own shares	(28,303)	-	-	-	-	(259,721)	(288,024)
Net settlement of restricted share units
and performance share units, net of tax	29,185	(20,829)	-	-	-	(54,937)	(46,581)
Total transactions with owners, recorded directly in equity	18,061	(3,807)	-	-	-	(438,912)	(424,658)

Balance as at December 31, 2023	1,107,290	37,684	-	(200,296)	(243)	1,646,975	2,591,410

Balance as at December 31, 2021	1,133,181	39,150	(292)	(156,926)	12,553	1,282,689	2,310,355

Net income	-	-	-	-	-	823,232	823,232
Other comprehensive income (loss), net of tax	-	-	292	(82,194)	(5,495)	63,508	(23,889)
Realized (loss) gain on equity securities	-	-	-	-	(1,259)	1,259	-
Total comprehensive income (loss)	-	-	292	(82,194)	(6,754)	887,999	799,343

Share-based payment transactions, net of tax	-	16,298	-	-	-	-	16,298
Stock options exercised, net of tax	22,800	(6,298)	-	-	-	-	16,502
Issuance of shares, net of expenses	-	-	-	-	-	-	-
Dividends to owners of the Company	-	-	-	-	-	(102,615)	(102,615)
Repurchase of own shares	(68,536)	-	-	-	-	(499,447)	(567,983)
Net settlement of restricted share units, net of tax	1,784	(7,659)	-	-	-	(2,955)	(8,830)
Total transactions with owners, recorded directly in equity	(43,952)	2,341	-	-	-	(605,017)	(646,628)

Balance as at December 31, 2022	1,089,229	41,491	-	(239,120)	5,799	1,565,671	2,463,070

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Earnings Press Release

TFI International Inc.	UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2023 and 2022

(In thousands of U.S. dollars)	2023	2022

Cash flows from operating activities
Net income	504,877	823,232
Adjustments for:
Depreciation of property and equipment	249,835	248,638
Depreciation of right-of-use assets	132,112	126,276
Amortization of intangible assets	60,028	55,679
Share-based payment transactions	13,451	14,648
Net finance costs	80,871	80,397
Income tax expense	171,887	242,409
Loss (gain) on sale of business	3,011	(73,653)
Gain on sale of property and equipment	(15,470)	(59,704)
Gain on derecognition of right-of-use assets	(1,482)	(210)
Gain, net of impairment, on sale of assets held for sale	(14,721)	(77,911)
Employee benefits	60,212	14,946
Provisions, net of payments	(33,696)	26,044
Net change in non-cash operating working capital	106,631	(147,453)
Interest paid	(70,354)	(77,512)
Income tax paid	(233,353)	(224,181)
Net cash from operating activities	1,013,839	971,645

Cash flows (used in) from investing activities
Purchases of property and equipment	(361,563)	(350,824)
Proceeds from sale of property and equipment	73,339	128,821
Proceeds from sale of assets held for sale	50,280	131,250
Purchases of intangible assets	(2,758)	(6,120)
Proceeds from sale of intangible assets	-	250
Proceeds from sale of business, net of cash disposed	-	546,228
Business combinations, net of cash acquired	(628,701)	(158,251)
Purchases of investments	(41,719)	(80,551)
Proceeds from sale of investments	89,225	12,930
Others	24,565	(311)
Net cash (used in) from investing activities	(797,332)	223,422

Cash flows used in financing activities
Net (decrease) increase in bank indebtedness	(6,337)	7,490
Proceeds from long-term debt	575,000	334,164
Repayment of long-term debt	(41,371)	(369,692)
Net increase (decrease) in revolving facilities	25,242	(236,502)
Repayment of lease liabilities	(128,107)	(123,606)
Decrease of other financial liabilities	(9,572)	(21,108)
Dividends paid	(121,095)	(97,321)
Repurchase of own shares	(288,024)	(567,983)
Proceeds from exercise of stock options	12,777	16,502
Share repurchase for settlement of restricted share
units and performance share units	(46,581)	(9,186)
Net cash used in financing activities	(28,068)	(1,067,242)

Net change in cash and cash equivalents	188,439	127,825
Cash and cash equivalents, beginning of year	147,117	19,292
Cash and cash equivalents, end of year	335,556	147,117

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Earnings Press Release

SEGMENT INFORMATION

Geographical information (Unaudited)

Total revenue is attributed to geographical locations based on the origin of service’s location.

	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Eliminations	Total
2023
Canada	583,198	608,545	1,139,272	271,136	(34,915)	2,567,236
United States	-	2,760,022	796,766	1,425,880	(28,737)	4,953,931
Total	583,198	3,368,567	1,936,038	1,697,016	(63,652)	7,521,167

2022
Canada	650,844	667,506	1,182,198	256,714	(34,202)	2,723,060
United States	-	3,355,657	1,268,840	1,488,941	(41,632)	6,071,806
Mexico	-	-	-	17,625	-	17,625
Total	650,844	4,023,163	2,451,038	1,763,280	(75,834)	8,812,491

Package and Courier

(unaudited)	Three months ended December 31				Years ended December 31
(in thousands of U.S. dollars)	2023	%	2022	%	2023	%	2022	%
Total revenue	156,198		172,381		583,198		650,844
Fuel surcharge	(34,165)		(43,307)		(121,268)		(151,872)
Revenue	122,033	100.0%	129,074	100.0%	461,930	100.0%	498,972	100.0%
Materials and services expenses (net of fuel surcharge)	41,104	33.7%	42,784	33.1%	163,960	35.5%	167,725	33.6%
Personnel expenses	33,695	27.6%	35,877	27.8%	133,504	28.9%	144,650	29.0%
Other operating expenses	6,403	5.2%	6,667	5.2%	26,374	5.7%	26,845	5.4%
Depreciation of property and equipment	2,969	2.4%	3,080	2.4%	11,789	2.6%	12,863	2.6%
Depreciation of right-of-use assets	3,103	2.5%	3,135	2.4%	12,654	2.7%	13,024	2.6%
Amortization of intangible assets	156	0.1%	157	0.1%	627	0.1%	645	0.1%
Gain on sale of rolling stock and equipment	(106)	-0.1%	(189)	-0.1%	(510)	-0.1%	(1,087)	-0.2%
(Gain) loss on derecognition of right-of-use assets	(2)	-0.0%	-	-	(835)	-0.2%	1	0.0%
Loss on sale of land and buildings and assets held for sale	-	-	-	-	7	0.0%	—	0.0%
Operating income	34,711	28.4%	37,563	29.1%	114,360	24.8%	134,306	26.9%
Adjusted EBITDA[1]	40,939	33.5%	43,935	34.0%	139,437	30.2%	160,838	32.2%
Return on invested capital[1]		28.1%		32.5%

1 This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS and Other Financial Measures” section below.

Operational data
(unaudited)	Three months ended December 31				Years ended December 31
(Revenue in U.S. dollars)	2023	2022	Variance	%	2023	2022	Variance	%
Revenue per pound (including fuel)	$0.48	$0.47	$0.01	-2.1%	$0.47	$0.48	$(0.01)	-2.1%
Revenue per pound (excluding fuel)	$0.37	$0.35	$0.02	5.7%	$0.37	$0.37	$—	—
Revenue per package (including fuel)	$7.03	$7.46	$(0.43)	-5.8%	$7.27	$7.66	$(0.39)	-5.1%
Revenue per package (excluding fuel)	$5.49	$5.59	$(0.10)	-1.8%	$5.76	$5.88	$(0.12)	-2.0%
Tonnage (in thousands of metric tons)	148	167	(19)	-11.4%	563	614	(51)	-8.3%
Packages (in thousands)	22,230	23,107	(877)	-3.8%	80,245	84,915	(4,670)	-5.5%
Average weight per package (in lbs.)	14.67	15.93	(1.26)	-7.9%	15.46	15.94	(0.48)	-3.0%
Vehicle count, average	995	1,028	(33)	-3.2%	990	1,046	(56)	-5.3%
Weekly revenue per vehicle (incl. fuel, in thousands of U.S. dollars)	$12.08	$12.90	$(0.82)	-6.4%	$11.33	$11.97	$(0.64)	-5.4%

│	11

Earnings Press Release

Less-Than-Truckload

(unaudited)	Three months ended December 31				Years ended December 31
(in thousands of U.S. dollars)	2023	%	2022	%	2023	%	2022	%
Total revenue	846,410		903,713		3,368,567		4,023,163
Fuel surcharge	(150,480)		(182,930)		(591,258)		(779,606)
Revenue	695,930	100.0%	720,783	100.0%	2,777,309	100.0%	3,243,557	100.0%
Materials and services expenses (net of fuel surcharge)	213,583	30.7%	226,839	31.5%	827,533	29.8%	1,003,662	30.9%
Personnel expenses	299,793	43.1%	311,248	43.2%	1,244,092	44.8%	1,432,857	44.2%
Other operating expenses	58,177	8.4%	58,050	8.1%	233,229	8.4%	243,347	7.5%
Depreciation of property and equipment	35,212	5.1%	26,374	3.7%	132,027	4.8%	104,850	3.2%
Depreciation of right-of-use assets	8,728	1.3%	9,641	1.3%	32,774	1.2%	38,985	1.2%
Amortization of intangible assets	2,432	0.3%	2,065	0.3%	8,883	0.3%	8,831	0.3%
Gain on sale of rolling stock and equipment	(687)	-0.1%	(1,601)	-0.2%	(1,038)	-0.0%	(4,056)	-0.1%
Gain on derecognition of right-of-use assets	—	0.0%	(60)	-0.0%	(109)	-0.0%	(12)	-0.0%
(Gain) loss, net of impairment, on sale of land and
buildings and assets held for sale	7,245	1.0%	(13)	-0.0%	(10,511)	-0.4%	(55,714)	-1.7%
Operating income	71,447	10.3%	88,240	12.2%	310,429	11.2%	470,807	14.5%
Adjusted EBITDA[1]	125,064	18.0%	126,307	17.5%	473,602	17.1%	567,759	17.5%

1 This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS and Other Financial Measures” section below.

Operational data
(unaudited)	Three months ended December 31				Years ended December 31
(Revenue in U.S. dollars)	2023	2022	Variance	%	2023	2022	Variance	%
U.S. LTL
Revenue (in thousands of dollars)[1]	481,102	475,389	5,713	1.2%	1,912,623	2,186,668	(274,045)	-12.5%
Adjusted Operating Ratio[2]	91.0%	90.4%			92.2%	89.9%
Revenue per hundredweight (excluding fuel)[1]	$28.81	$30.05	$(1.24)	-4.1%	$28.61	$29.67	$(1.06)	-3.6%
Revenue per shipment (excluding fuel)[1]	$342.18	$322.74	$19.44	6.0%	$322.26	$320.20	$2.06	0.6%
Revenue per hundredweight (including fuel)[1]	$35.52	$39.04	$(3.52)	-9.0%	$35.31	$38.03	$(2.72)	-7.2%
Revenue per shipment (including fuel)[1]	$421.89	$419.26	$2.63	0.6%	$397.72	$410.38	$(12.66)	-3.1%
Tonnage (in thousands of tons)[1]	835	791	44	5.6%	3,342	3,685	(343)	-9.3%
Shipments (in thousands)[1]	1,406	1,473	(67)	-4.5%	5,935	6,829	(894)	-13.1%
Average weight per shipment (in lbs)[1]	1,188	1,074	114	10.6%	1,126	1,079	47	4.4%
Average length of haul (in miles)[1]	1,132	1,092	40	3.7%	1,111	1,101	10	0.9%
Cargo claims (% revenue)	0.5%	1.5%			0.5%	0.7%
Vehicle count, average[3]	3,974	4,410	(436)	-9.9%	4,097	4,685	(588)	-12.6%
Truck age[4]	4.7	6.6	(1.9)	-28.8%	4.8	7.4	(2.6)	-35.1%
Business days	62	62	—	0.0%	254	253	1.0	0.4%
Return on invested capital[2]	15.1%	23.8%
Canadian LTL
Revenue (in thousands of dollars)	138,241	123,176	15,065	12.2%	531,784	548,012	(16,228)	-3.0%
Adjusted Operating Ratio[2]	79.9%	75.3%			76.6%	74.0%
Revenue per hundredweight (excluding fuel)	$10.82	$10.84	$(0.02)	-0.2%	$10.83	$11.26	$(0.43)	-3.8%
Revenue per shipment (excluding fuel)	$237.12	$235.97	$1.15	0.5%	$235.20	$241.95	$(6.75)	-2.8%
Revenue per hundredweight (including fuel)[1]	$13.90	$14.46	$(0.56)	-3.9%	$13.82	$14.65	$(0.83)	-5.7%
Revenue per shipment (including fuel)[1]	$304.68	$314.61	$(9.93)	-3.2%	$300.32	$314.88	$(14.56)	-4.6%
Tonnage (in thousands of tons)	639	568	71	12.5%	2,456	2,434	22	0.9%
Shipments (in thousands)	583	522	61	11.7%	2,261	2,265	(4)	-0.2%
Average weight per shipment (in lbs)	2,192	2,176	16	0.7%	2,172	2,149	23	1.1%
Average length of haul (in miles)	856	734	122	16.6%	852	748	104	13.9%
Cargo claims (% revenue)	0.1%	0.1%			0.2%	0.2%
Vehicle count, average	777	808	(31)	-3.8%	788	800	(12)	-1.5%
Truck age	4.8	5.1	(0.3)	-5.9%	4.8	4.8	—	0.0%
Business days	62	62	—	0.0%	250	250	—	0.0%
Return on invested capital[2]	20.1%	24.0%
[1] Operational statistics exclude figures from Ground Freight Pricing (“GFP”).
[2] This is a non-IFRS measure. For a reconciliation please refer to the “Non-IFRS and Other Financial Measures” section below.
3 As at December 31, 2023 the active vehicle count was 3,364 (December 31, 2022 - 4,046)
[4] The truck age for U.S. LTL operations has been presented for active trucks.

│	12

Earnings Press Release

Truckload

(unaudited)	Three months ended December 31				Years ended December 31
(in thousands of U.S. dollars)	2023	%	2022	%	2023	%	2022	%
Total revenue	479,596		502,784		1,936,038		2,451,038
Fuel surcharge	(80,319)		(99,433)		(310,446)		(464,707)
Revenue	399,277	100.0%	403,351	100.0%	1,625,592	100.0%	1,986,331	100.0%
Materials and services expenses (net of fuel surcharge)	166,850	41.8%	174,305	43.2%	682,342	42.0%	821,442	41.4%
Personnel expenses	121,120	30.3%	115,449	28.6%	473,948	29.2%	585,891	29.5%
Other operating expenses	14,540	3.6%	13,709	3.4%	55,420	3.4%	76,612	3.9%
Depreciation of property and equipment	23,863	6.0%	26,695	6.6%	101,508	6.2%	129,013	6.5%
Depreciation of right-of-use assets	18,341	4.6%	15,730	3.9%	70,084	4.3%	59,473	3.0%
Amortization of intangible assets	5,902	1.5%	5,699	1.4%	23,169	1.4%	23,944	1.2%
Gain on sale of rolling stock and equipment	(1,768)	-0.4%	(3,981)	-1.0%	(13,828)	-0.9%	(54,481)	-2.7%
Gain on derecognition of right-of-use assets	(235)	-0.1%	(138)	-0.0%	(493)	-0.0%	(191)	-0.0%
(Gain) loss on sale of land and buildings and assets
held for sale	7	0.0%	(15,959)	-4.0%	(3,951)	-0.2%	(22,240)	-1.1%
Operating income	50,657	12.7%	71,842	17.8%	237,393	14.6%	366,868	18.5%
Adjusted EBITDA[1]	98,770	24.7%	104,007	25.8%	428,203	26.3%	557,058	28.0%

1 This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS and Other Financial Measures” section below.

Operational data	Three months ended December 31				Years ended December 31
(unaudited)	2023	2022	Variance	%	2023	2022	Variance	%
Specialized TL
Revenue (in thousands of U.S. dollars)	323,952	325,493	(1,541)	-0.5%	1,323,083	1,362,390	(39,307)	-2.9%
Adjusted operating ratio[1]	87.0%	87.4%			85.8%	83.1%
Revenue per truck per week (excluding fuel)	$4,133	$4,197	$(64)	-1.5%	$4,232	$4,582	$(350)	-7.6%
Revenue per truck per week (including fuel)	$5,086	$5,455	$(369)	-6.8%	$5,174	$5,879	$(705)	-12.0%
Truck count, average	4,051	3,839	212	5.5%	3,977	3,641	336	9.2%
Trailer count, average	10,402	11,004	(602)	-5.5%	10,460	10,833	(373)	-3.4%
Truck age	3.4	3.6	(0.2)	-5.6%	3.4	3.6	(0.2)	-5.6%
Trailer age	12.7	11.5	1.2	10.4%	12.7	11.5	1.2	10.4%
Number of owner operators, average	1,223	1,193	30	2.5%	1,208	1,126	82	7.3%
Return on invested capital[1]	10.3%	13.4%
Canadian based Conventional TL
Revenue (in thousands of U.S. dollars)	77,815	79,101	(1,286)	-1.6%	311,838	322,553	(10,715)	-3.3%
Adjusted operating ratio[1]	89.0%	81.1%			85.6%	78.7%
Total mileage (in thousands)	25,917	24,498	1,419	5.8%	102,559	93,923	8,636	9.2%
Revenue per mile (excluding fuel)[2]	$2.08	$2.24	$(0.16)	-7.2%	$2.11	$2.30	$(0.19)	-8.0%
Revenue per mile (including fuel)[2]	$2.67	$2.94	$(0.27)	-9.4%	$2.67	$2.97	$(0.30)	-9.9%
Revenue per truck per week (excluding fuel)	$3,094	$3,792	$(698)	-18.4%	$3,266	$4,102	$(836)	-20.4%
Revenue per truck per week (including fuel)	$3,973	$4,989	$(1,016)	-20.4%	$4,133	$5,299	$(1,166)	-22.0%
Truck count, average	1,072	858	214	24.9%	1,024	741	283	38.2%
Trailer count, average	3,861	3,636	225	6.2%	3,923	3,456	467	13.5%
Truck age	3.3	3.5	(0.2)	-5.7%	3.3	3.5	(0.2)	-5.7%
Trailer age	7.9	7.3	0.6	8.2%	7.9	7.3	0.6	8.2%
Number of owner operators, average	267	254	13	5.0%	250	269	(19)	-7.1%
Return on invested capital[1]	12.6%	21.3%
[1] This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS Financial Measures” section below.
[2] The revenue per mile calculation excludes brokerage revenues

Logistics

(unaudited)	Three months ended December 31				Years ended December 31
(in thousands of U.S. dollars)	2023	%	2022	%	2023	%	2022	%
Total revenue	504,493		394,071		1,697,016		1,763,280
Fuel surcharge	(32,855)		(18,103)		(92,138)		(74,158)
Revenue	471,638	100.0%	375,968	100.0%	1,604,878	100.0%	1,689,122	100.0%
Materials and services expenses (net of fuel surcharge)	309,079	65.5%	269,625	71.7%	1,102,396	68.7%	1,232,049	72.9%
Personnel expenses	67,034	14.2%	35,770	9.5%	191,146	11.9%	143,505	8.5%
Other operating expenses	26,323	5.6%	27,107	7.2%	103,715	6.5%	134,923	8.0%
Depreciation of property and equipment	1,905	0.4%	333	0.1%	4,094	0.3%	1,460	0.1%
Depreciation of right-of-use assets	4,712	1.0%	3,644	1.0%	16,583	1.0%	14,794	0.9%
Amortization of intangible assets	8,185	1.7%	5,292	1.4%	27,237	1.7%	21,990	1.3%
Gain on sale of rolling stock and equipment	(24)	-0.0%	(7)	-0.0%	(134)	-0.0%	(37)	-0.0%
Gain on derecognition of right-of-use assets	(4)	-0.0%	—	—	(45)	-0.0%	(8)	-0.0%
Gain on sale of land and building	(226)	-0.0%	—	—	(226)	-0.0%	—	—
Operating income	54,654	11.6%	34,204	9.1%	160,112	10.0%	140,446	8.3%
Adjusted EBITDA[1]	69,230	14.7%	43,473	11.6%	207,800	12.9%	178,690	10.6%
Return on invested capital[1]		18.8%		21.9%

│	13

Earnings Press Release

1 This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS and Other Financial Measures” section below.

NON-IFRS AND OTHER FINANCIAL MEASURES

Financial data have been prepared in conformity with IFRS, including the following measures:

Operating expenses: Operating expenses include: a) materials and services expenses, which are primarily costs related to independent contractors and vehicle operation; vehicle operation expenses, which primarily include fuel, repairs and maintenance, vehicle leasing costs, insurance, permits and operating supplies; b) personnel expenses; c) other operating expenses, which are primarily composed of costs related to offices’ and terminals’ rent, taxes, heating, telecommunications, maintenance and security and other general administrative expenses; d) depreciation of property and equipment, depreciation of right-of-use assets, amortization of intangible assets and gain or loss on the sale of rolling stock and equipment, on derecognition of right-of use assets, on sale of business and on sale of land and buildings and assets held for sale; e) bargain purchase gain; and f) impairment of intangible assets.

Operating income (loss): Net income or loss before finance income and costs and income tax expense, as stated in the consolidated financial statements.

This press release includes references to certain non-IFRS financial measures as described below. These non-IFRS financial measures are not standardized financial measures under IFRS used to prepare the financial statements of the Company to which the measures relates and might not be comparable to similar financial measures disclosed by other issuers. Accordingly, they should not be considered in isolation, in addition to, not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The terms and definitions of non-IFRS measures used in this press release and a reconciliation of each non-IFRS measure to the most directly comparable IFRS measure are provided below.

Adjusted net income: Net income or loss excluding amortization of intangible assets related to business acquisitions, net change in the fair value and accretion expense of contingent considerations, net change in the fair value of derivatives, net foreign exchange gain or loss, impairment of intangible assets, bargain purchase gain, gain or loss on sale of land and buildings and assets held for sale, impairment of fixed assets classified as held for sale, gain or loss on the sale of business and direct attributable costs, gain or loss on the disposal of intangible assets and U.S. Tax Reform. In presenting an adjusted net income and adjusted EPS, the Company’s intent is to help provide an understanding of what would have been the net income and earnings per share in a context of significant business combinations and excluding specific impacts and to reflect earnings from a strictly operating perspective. The amortization of intangible assets related to business acquisitions comprises amortization expense of customer relationships, trademarks and non-compete agreements accounted for in business combinations and the income tax effects related to this amortization. Management also believes, in excluding amortization of intangible assets related to business acquisitions, it provides more information on the amortization of intangible asset expense portion, net of tax, that will not have to be replaced to preserve the Company’s ability to generate similar future cash flows. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

Adjusted net income reconciliation:

(unaudited) (in thousands of U.S. dollars, except per share data)	Three months ended December 31			Years ended December 31
	2023	2022	2021	2023	2022	2021
Net income	131,386	153,494	144,139	504,877	823,232	754,405
Amortization of intangible assets related to business acquisitions	15,598	13,969	13,128	56,160	52,003	50,498
Net change in fair value and accretion expense of contingent considerations	31	90	1,571	165	216	1,932
Net foreign exchange (gain) loss	(1,620)	(564)	(939)	(491)	556	(1,471)
(Gain) loss on sale of business and direct attributable costs	—	2,069	—	3,011	(69,753)	—
Bargain purchase gain	—	—	—	—	—	(283,593)
(Gain) loss, net of impairment, on sale of land and buildings and assets held for sale	7,026	(15,941)	(6,638)	(14,721)	(77,870)	(11,978)
(Gain) loss on disposal of intangible assets	—	—	(5)	—	—	1
Tax impact of adjustments	(5,401)	(1,358)	(2,636)	(10,668)	3,284	(11,446)
Adjusted net income[1]	147,020	151,759	148,620	538,333	731,668	498,348
Adjusted EPS – basic[1]	1.73	1.75	1.60	6.27	8.19	5.36
Adjusted EPS – diluted[1]	1.71	1.72	1.57	6.18	8.02	5.23

Adjusted earnings per share (adjusted “EPS”) - basic: Adjusted net income divided by the weighted average number of common shares.

Adjusted EPS - diluted: Adjusted net income divided by the weighted average number of diluted common shares.

│	14

Earnings Press Release

Adjusted EBITDA: Net income or loss before finance income and costs, income tax expense, depreciation, amortization, impairment of intangible assets, bargain purchase gain, and gain or loss on sale of land and buildings, assets held for sale, sale of business, and gain or loss on disposal of intangible assets. Management believes adjusted EBITDA to be a useful supplemental measure. Adjusted EBITDA is provided to improve the comparability of the Company's performance.

Segmented adjusted EBITDA refers to operating income (loss) before depreciation, amortization, impairment of intangible assets, bargain purchase gain, gain or loss on sale of business, land and buildings, and assets held for sale and gain or loss on disposal of intangible assets. Management believes adjusted EBITDA to be a useful supplemental measure. Segmented adjusted EBITDA is provided to improve the comparability of the Company's segment performance.

Consolidated adjusted EBITDA reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31			Years ended December 31
	2023	2022	2021	2023	2022	2021
Net income	131,386	153,494	144,139	504,877	823,232	754,405
Net finance costs	23,263	16,963	21,441	80,871	80,397	73,018
Income tax expense	43,608	46,403	49,399	171,887	242,409	151,806
Depreciation of property and equipment	64,053	56,587	65,294	249,835	248,638	225,007
Depreciation of right-of-use assets	34,901	32,150	31,190	132,112	126,276	112,782
Amortization of intangible assets	16,701	13,262	13,653	60,028	55,679	55,243
(Gain) loss on sale of business	—	2,069	—	3,011	(73,653)	—
Bargain purchase gain	—	—	—	—	—	(283,593)
(Gain) loss on sale of land and buildings	—	—	9	40	(43)	19
(Gain) loss, net of impairment, on sale of assets held for sale	7,026	(15,972)	(6,654)	(14,721)	(77,911)	(12,209)
(Gain) loss on sale of intangible assets	—	—	(5)	—	—	1
Adjusted EBITDA	320,938	304,956	318,466	1,187,940	1,425,024	1,076,479

Segmented adjusted EBITDA reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2023	2022	2023	2022
Package and Courier
Operating income	34,711	37,563	114,360	134,306
Depreciation and amortization	6,228	6,372	25,070	26,532
Loss on sale of assets held for sale	—	—	7	—
Adjusted EBITDA	40,939	43,935	139,437	160,838
Less-Than-Truckload
Operating income	71,447	88,240	310,429	470,807
Depreciation and amortization	46,372	38,080	173,684	152,666
(Gain) loss on sale of land and buildings	(1)	(1)	35	—
(Gain) loss, net of impairment, on sale of assets held for sale	7,246	(12)	(10,546)	(55,714)
Adjusted EBITDA	125,064	126,307	473,602	567,759
Truckload
Operating income	50,657	71,842	237,393	366,868
Depreciation and amortization	48,106	48,124	194,761	212,430
(Gain) loss on sale of land and buildings	1	1	5	(43)
(Gain) loss on sale of assets held for sale	6	(15,960)	(3,956)	(22,197)
Adjusted EBITDA	98,770	104,007	428,203	557,058
Logistics
Operating income	54,654	34,204	160,112	140,446
Depreciation and amortization	14,802	9,269	47,914	38,244
Gain on sale of assets held for sale	(226)	—	(226)	—
Adjusted EBITDA	69,230	43,473	207,800	178,690
Corporate
Operating loss	(13,212)	(14,989)	(64,659)	33,611
Depreciation and amortization	147	154	546	721
(Gain) loss on sale of business	—	2,069	3,011	(73,653)
Adjusted EBITDA	(13,065)	(12,766)	(61,102)	(39,321)

Adjusted EBITDA margin is calculated as adjusted EBITDA as a percentage of revenue before fuel surcharge.

Operating margin is calculated as operating income (loss) as a percentage of revenue before fuel surcharge.

│	15

Earnings Press Release

Adjusted operating ratio: Operating expenses before gain on sale of business, bargain purchase gain, and gain or loss on sale of land and buildings and assets held for sale, and gain or loss on disposal of intangible assets (“Adjusted operating expenses”), net of fuel surcharge revenue, divided by revenue before fuel surcharge. Although the adjusted operating ratio is not a recognized financial measure defined by IFRS, it is a widely recognized measure in the transportation industry, which the Company believes provides a comparable benchmark for evaluating the Company’s performance. Also, to facilitate the comparison of business level activity and operating costs between periods, the Company compares the revenue before fuel surcharge (“revenue”) and reallocates the fuel surcharge revenue to materials and services expenses within operating expenses.

Consolidated adjusted operating ratio reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31			Years ended December 31
	2023	2022	2021	2023	2022	2021
Operating expenses	1,770,421	1,739,834	1,925,935	6,763,532	7,666,453	6,241,200
Gain (loss) on sale of business	—	(2,069)	—	(3,011)	73,653	—
Bargain purchase gain	—	—	—	—	—	283,593
Gain (loss) on sale of land and building	—	—	(9)	(40)	43	(19)
Gain (loss), net of impairment, on sale of assets held for sale	(7,026)	15,972	6,654	14,721	77,911	12,209
Gain (loss) on disposal of intangible assets	—	—	5	—	—	(1)
Adjusted operating expenses	1,763,395	1,753,737	1,932,585	6,775,202	7,818,060	6,536,982
Fuel surcharge revenue	(294,564)	(340,199)	(252,491)	(1,104,281)	(1,455,427)	(751,644)
Adjusted operating expenses, net of fuel surcharge revenue	1,468,831	1,413,538	1,680,094	5,670,921	6,362,633	5,785,338
Revenue before fuel surcharge	1,674,114	1,616,495	1,888,423	6,416,886	7,357,064	6,468,785
Adjusted operating ratio	87.7%	87.4%	89.0%	88.4%	86.5%	89.4%

│	16

Earnings Press Release

Less-Than-Truckload and Truckload reportable segments adjusted operating ratio reconciliation and Truckload operating segments reconciliations:

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2023	2022	2023	2022
Less-Than-Truckload
Total revenue	846,410	903,713	3,368,567	4,023,163
Total operating expenses	774,963	815,473	3,058,138	3,552,356
Operating income	71,447	88,240	310,429	470,807
Operating expenses	774,963	815,473	3,058,138	3,552,356
Gain (loss) on sale of land and buildings	1	1	(35)	—
Gain (loss), net of impairment, on sale of assets held for sale	(7,246)	12	10,546	55,714
Adjusted operating expenses	767,718	815,486	3,068,649	3,608,070
Fuel surcharge revenue	(150,480)	(182,930)	(591,258)	(779,606)
Adjusted operating expenses, net of fuel surcharge revenue	617,238	632,556	2,477,391	2,828,464
Revenue before fuel surcharge	695,930	720,783	2,777,309	3,243,557
Adjusted operating ratio	88.7%	87.8%	89.2%	87.2%
Less-Than-Truckload - Revenue before fuel surcharge
U.S. based LTL	562,666	601,436	2,262,987	2,709,762
Canadian based LTL	138,241	123,176	531,784	548,012
Eliminations	(4,977)	(3,829)	(17,462)	(14,217)
	695,930	720,783	2,777,309	3,243,557
Less-Than-Truckload - Fuel surcharge revenue
U.S. based LTL	112,079	142,180	447,820	615,840
Canadian based LTL	39,388	41,051	147,247	165,185
Eliminations	(987)	(301)	(3,809)	(1,419)
	150,480	182,930	591,258	779,606
Less-Than-Truckload - Operating income (loss)
U.S. based LTL	43,627	57,819	186,231	327,793
Canadian based LTL	27,820	30,421	124,198	143,014
	71,447	88,240	310,429	470,807
U.S. based LTL
Operating expenses*	631,118	685,797	2,524,576	2,997,809
Gain (loss) on sale of land and buildings	1	-	(35)	-
Gain (loss), net of impairment, on sale of assets held for sale	(7,247)	-	10,549	55,054
Adjusted operating expenses	623,872	685,797	2,535,090	3,052,863
Fuel surcharge revenue	(112,079)	(142,180)	(447,820)	(615,840)
Adjusted operating expenses, net of fuel surcharge	511,793	543,617	2,087,270	2,437,023
Revenue before fuel surcharge	562,666	601,436	2,262,987	2,709,762
Adjusted operating ratio	91.0%	90.4%	92.2%	89.9%
Canadian based LTL
Operating expenses*	149,809	133,806	554,833	570,183
Gain on sale of land and buildings	-	1	-	-
Gain (loss), net of impairment, on sale of assets held for sale	1	12	(3)	660
Adjusted operating expenses	149,810	133,819	554,830	570,843
Fuel surcharge revenue	(39,388)	(41,051)	(147,247)	(165,185)
Adjusted operating expenses, net of fuel surcharge	110,422	92,768	407,583	405,658
Revenue before fuel surcharge	138,241	123,176	531,784	548,012
Adjusted operating ratio	79.9%	75.3%	76.6%	74.0%

│	17

Earnings Press Release

Less-Than-Truckload and Truckload reportable segments adjusted operating ratio reconciliation and Truckload operating segments reconciliations (continued):

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2023	2022	2023	2022
Truckload
Total revenue	479,596	502,784	1,936,038	2,451,038
Total operating expenses	428,939	430,942	1,698,645	2,084,170
Operating income	50,657	71,842	237,393	366,868
Operating expenses	428,939	430,942	1,698,645	2,084,170
Gain (loss) on sale of land and buildings	(1)	(1)	(5)	43
Gain (loss) on sale of assets held for sale	(6)	15,960	3,956	22,197
Adjusted operating expenses	428,932	446,901	1,702,596	2,106,410
Fuel surcharge revenue	(80,319)	(99,433)	(310,446)	(464,707)
Adjusted operating expenses, net of fuel surcharge revenue	348,613	347,468	1,392,150	1,641,703
Revenue before fuel surcharge	399,277	403,351	1,625,592	1,986,331
Adjusted operating ratio	87.3%	86.1%	85.6%	82.7%
Truckload - Revenue before fuel surcharge
U.S. based Conventional TL	—	—	—	310,026
Canadian based Conventional TL	77,815	79,101	311,838	322,553
Specialized TL	323,952	325,493	1,323,083	1,362,390
Eliminations	(2,490)	(1,243)	(9,329)	(8,638)
	399,277	403,351	1,625,592	1,986,331
Truckload - Fuel surcharge revenue
U.S. based Conventional TL	—	—	—	82,059
Canadian based Conventional TL	15,287	17,307	57,447	62,929
Specialized TL	65,366	82,288	254,161	321,362
Eliminations	(334)	(162)	(1,162)	(1,643)
	80,319	99,433	310,446	464,707
Truckload - Operating income
U.S. based Conventional TL	—	—	—	46,133
Canadian based Conventional TL	8,584	30,463	45,004	84,321
Specialized TL	42,073	41,379	192,389	236,414
	50,657	71,842	237,393	366,868
U.S. based Conventional TL
Operating expenses*	—	—	—	345,952
Fuel surcharge revenue	—	—	—	(82,059)
Adjusted operating expenses, net of fuel surcharge revenue	—	—	—	263,893
Revenue before fuel surcharge	—	—	—	310,026
Adjusted operating ratio	—	—	—	85.1%
Canadian based Conventional TL
Operating expenses*	84,518	65,945	324,281	301,161
Gain on sale of land and buildings	—	—	—	43
Gain on sale of assets held for sale	—	15,485	—	15,486
Adjusted operating expenses	84,518	81,430	324,281	316,690
Fuel surcharge revenue	(15,287)	(17,307)	(57,447)	(62,929)
Adjusted operating expenses, net of fuel surcharge revenue	69,231	64,123	266,834	253,761
Revenue before fuel surcharge	77,815	79,101	311,838	322,553
Adjusted operating ratio	89.0%	81.1%	85.6%	78.7%
Specialized TL
Operating expenses*	347,245	366,402	1,384,855	1,447,338
Loss on sale of land and buildings	(1)	(1)	(5)	—
Gain (loss) on sale of assets held for sale	(6)	475	3,956	6,711
Adjusted operating expenses	347,238	366,876	1,388,806	1,454,049
Fuel surcharge revenue	(65,366)	(82,288)	(254,161)	(321,362)
Adjusted operating expenses, net of fuel surcharge revenue	281,872	284,588	1,134,645	1,132,687
Revenue before fuel surcharge	323,952	325,493	1,323,083	1,362,390
Adjusted operating ratio	87.0%	87.4%	85.8%	83.1%
* Operating expenses excluding intra TL eliminations

│	18

Earnings Press Release

Free cash flow conversion : Adjusted EBITDA less net capital expenditures, divided by the adjusted EBITDA. Management believes that this measure provides a benchmark to evaluate the performance of the Company in regard to its ability to convert its operating profit into free cash flow.

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2023	2022	2023	2022
Net income	131,386	153,494	504,877	823,232
Net finance costs	23,263	16,963	80,871	80,397
Income tax expense	43,608	46,403	171,887	242,409
Depreciation of property and equipment	64,053	56,587	249,835	248,638
Depreciation of right-of-use assets	34,901	32,150	132,112	126,276
Amortization of intangible assets	16,701	13,262	60,028	55,679
(Gain) loss on the sale of business	—	2,069	3,011	(73,653)
(Gain) loss on sale of land and buildings	—	—	40	(43)
(Gain) loss, net of impairment, on sale assets held for sale	7,026	(15,972)	(14,721)	(77,911)
Adjusted EBITDA	320,938	304,956	1,187,940	1,425,024
Net capital expenditures	(53,598)	(77,755)	(207,828)	(175,954)
Adjusted EBITDA less net capital expenditures	267,340	227,201	980,112	1,249,070
Free cash flow conversion	83.3%	74.5%	82.5%	87.7%

Free cash flow: Net cash from operating activities less additions to property and equipment plus proceeds from sale of property and equipment and assets held for sale. Management believes that this measure provides a benchmark to evaluate the performance of the Company in regard to its ability to meet capital requirements.

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31			Years ended December 31
	2023	2022	2021	2023	2022	2021
Net cash from operating activities	302,580	248,348	190,333	1,013,839	971,645	855,351
Additions to property and equipment	(80,643)	(111,716)	(102,595)	(361,563)	(350,824)	(267,173)
Proceeds from sale of property and equipment	11,708	17,685	22,508	73,339	128,821	92,842
Proceeds from sale of assets held for sale	10,143	33,956	10,503	50,280	131,250	19,869
Free cash flow	243,788	188,273	120,749	775,895	880,892	700,889

Free cash flow per share: Free cash flow divided by the average shares outstanding for the period. The free cash flow per share was $9.03 for 2023 ($9.86 for 2022). Management believes that this measure provides a benchmark to evaluate the performance of the Company in regard to its ability to meet capital requirements on a per share basis.

Total assets less intangible assets: Management believes that this presents a more useful basis to evaluate the return on the productive assets. The excluded intangibles relate primarily to intangibles assets acquired through business acquisitions.

(unaudited) (in thousands of U.S. dollars)	Package and Courier	Less- Than-Truckload	Truckload	Logistics	Corporate	Eliminations	Total
As at December 31, 2023
Total assets	359,177	2,329,677	2,004,163	1,140,174	450,429	-	6,283,620
Intangible assets	183,841	194,782	857,666	782,923	89	-	2,019,301
Total assets less intangible assets	175,336	2,134,895	1,146,497	357,251	450,340	-	4,264,319

As at December 31, 2022
Total assets	362,724	2,275,672	1,861,093	731,564	274,777	-	5,505,830
Intangible assets	180,119	167,798	775,464	468,547	182	-	1,592,110
Total assets less intangible assets	182,605	2,107,874	1,085,629	263,017	274,595	-	3,913,720

Net capital expenditures: Additions to rolling stock and equipment, net of proceeds from the sale of rolling stock and equipment and assets held for sale excluding property. Management believes that this measure illustrates the recurring net capital expenditures which is required for the respective period.

│	19

Earnings Press Release

(unaudited) (in thousands of U.S. dollars)	Package and Courier	Less- Than-Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Three months ended December 31, 2023
Additions to rolling stock	5,940	40,970	11,821	1,624	-		60,355
Additions to equipment	4,059	310	1,887	281	129		6,666
Proceeds from the sale of rolling stock	(427)	(3,900)	(8,983)	(113)	-		(13,423)
Proceeds from the sale of equipment	-	-	-	-	-		-
Net capital expenditures	9,572	37,380	4,725	1,792	129		53,598

Three months ended December 31, 2022
Additions to rolling stock	5,786	58,353	23,167	-	-		87,306
Additions to equipment	579	5,025	2,134	437	58		8,233
Proceeds from the sale of rolling stock	(320)	(6,399)	(11,252)	(115)	-		(18,086)
Proceeds from the sale of equipment	-	294	199	(191)	-		302
Net capital expenditures	6,045	57,273	14,248	131	58		77,755

Year ended December 31, 2023
Additions to rolling stock	15,318	175,640	72,000	2,729	-		265,687
Additions to equipment	6,212	3,174	6,078	1,342	238		17,044
Proceeds from the sale of rolling stock	(1,595)	(23,871)	(48,962)	(334)	-		(74,762)
Proceeds from the sale of equipment	-	(111)	(18)	(12)	-		(141)
Net capital expenditures	19,935	154,832	29,098	3,725	238		207,828

Year ended December 31, 2022
Additions to rolling stock	9,991	134,898	141,388	-	-		286,277
Additions to equipment	2,227	10,888	3,747	1,032	170		18,064
Proceeds from the sale of rolling stock	(1,579)	(13,067)	(111,582)	(165)	-		(126,393)
Proceeds from the sale of equipment	(3)	95	(1,895)	(191)	-		(1,994)
Net capital expenditures	10,636	132,814	31,658	676	170		175,954

Covenants : The following table indicates the Company’s financial covenants to be maintained under its credit facility. These covenants are measured on a consolidated rolling twelve-month basis and are calculated as prescribed by the credit agreement which, among other things, requires the exclusion of the impact of the new standard IFRS 16 Leases:

(unaudited) Covenants	Requirements	As at December 31, 2023
Funded debt-to- EBITDA ratio [ratio of total debt, net of cash, plus letters of credit and some other long-term liabilities to earnings before interest, income tax, depreciation and amortization (“EBITDA”), including last twelve months adjusted EBITDA from business acquisitions]	< 3.50	1.49
EBITDAR Coverage Ratio [ratio of EBITDAR (EBITDA before rent and including last twelve months adjusted EBITDAR from business acquisitions) to interest and net rent expenses]	> 1.75	5.65

Return on invested capital (“ROIC”): Management believes ROIC at the segment level is a useful measure in the efficiency in the use of capital funds. The Company calculates ROIC as segment operating income net of exclusions, after tax, divided by the segment average invested capital. Operating income net of exclusions, after tax, is calculated as the trailing twelve months of operating income before bargain purchase gain, gain or loss on the sale of land and buildings and assets held for sale, and amortization of intangible assets, after tax using the statutory tax rate of the Company. Average invested capital is calculated as intangibles plus total assets excluding intangibles, net of trade and other payables, income taxes payable and provisions averaged between the beginning and ending balance over a twelve-month period.

│	20

Earnings Press Release

Return on invested capital segment reconciliation:

(unaudited) (in thousands of U.S. dollars)	As at December 31
	2023	2022
Package and Courier
Operating income	114,360	134,306
Loss on sale of assets held for sale	7	—
Amortization of intangible assets	627	645
Operating income, net of exclusions	114,994	134,951
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	84,521	99,189
Intangible assets	183,841	180,119
Total assets, excluding intangible assets	175,336	182,605
less: Trade and other payables, income taxes payable and provisions	(53,870)	(67,428)
Total invested capital, current year	305,307	295,296
Intangible assets, prior year	180,119	193,765
Total assets, excluding intangible assets, prior year	182,605	186,116
less: Trade and other payables, income taxes payable and provisions, prior year	(67,428)	(65,438)
Total invested capital, prior year	295,296	314,443
Average invested capital	300,302	304,870
Return on invested capital	28.1%	32.5%
Less-Than-Truckload - Canadian based LTL
Operating income	124,198	143,014
(Gain) loss on sale of assets held for sale	3	(660)
Amortization of intangible assets	7,531	7,713
Operating income, net of exclusions	131,732	150,067
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	96,823	110,299
Intangible assets	184,025	162,397
Total assets, excluding intangible assets	418,217	352,949
less: Trade and other payables, income taxes payable and provisions	(78,384)	(77,439)
Total invested capital, current year	523,858	437,907
Intangible assets, prior year	162,397	182,084
Total assets, excluding intangible assets, prior year	352,949	373,655
less: Trade and other payables, income taxes payable and provisions, prior year	(77,439)	(74,241)
Total invested capital, prior year	437,907	481,498
Average invested capital	480,883	459,703
Return on invested capital	20.1%	24.0%

│	21

Earnings Press Release

Return on invested capital segment reconciliation (continued):

(unaudited) (in thousands of U.S. dollars)	As at December 31
	2023	2022
Truckload - Canadian based Conventional TL
Operating income	45,004	84,321
Gain on sale of land and buildings	—	(43)
Gain on sale of assets held for sale	—	(15,486)
Amortization of intangible assets	2,133	1,958
Operating income, net of exclusions	47,137	70,750
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	34,646	52,001
Intangible assets	121,871	96,941
Total assets, excluding intangible assets	210,872	185,740
less: Trade and other payables, income taxes payable and provisions	(26,866)	(40,671)
Total invested capital, current year	305,877	242,010
Intangible assets, prior year	96,941	104,947
Total assets, excluding intangible assets, prior year	185,740	169,197
less: Trade and other payables, income taxes payable and provisions, prior year	(40,671)	(28,473)
Total invested capital, prior year	242,010	245,671
Average invested capital	273,944	243,841
Return on invested capital	12.6%	21.3%
Truckload - Specialized TL
Operating income	192,389	236,414
Loss on sale of land and buildings	5	—
Gain on sale of assets held for sale	(3,956)	(6,711)
Amortization of intangible assets	21,036	20,495
Operating income, net of exclusions	209,474	250,198
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	153,963	183,896
Intangible assets	735,795	678,522
Total assets, excluding intangible assets	935,625	906,564
less: Trade and other payables, income taxes payable and provisions	(124,538)	(151,097)
Total invested capital, current year	1,546,882	1,433,989
Intangible assets, prior year	678,522	658,692
Total assets, excluding intangible assets, prior year	906,564	791,293
less: Trade and other payables, income taxes payable and provisions, prior year	(151,097)	(139,683)
Total invested capital, prior year	1,433,989	1,310,302
Average invested capital	1,490,436	1,372,146
Return on invested capital	10.3%	13.4%
Logistics
Operating income	160,112	140,446
Gain on sale of assets held for sale	(226)	—
Amortization of intangible assets	27,237	21,990
Operating income, net of exclusions	187,123	162,436
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	137,535	119,390
Intangible assets	782,923	468,547
Total assets, excluding intangible assets	357,251	263,550
less: Trade and other payables, income taxes payable and provisions	(220,328)	(186,557)
Total invested capital, current year	919,846	545,540
Intangible assets, prior year	468,547	454,612
Total assets, excluding intangible assets, prior year	263,550	292,026
less: Trade and other payables, income taxes payable and provisions, prior year	(186,557)	(199,967)
Total invested capital, prior year	545,540	546,671
Average invested capital	732,693	546,106
Return on invested capital	18.8%	21.9%

Return on invested capital for US LTL : Management believes ROIC at the segment level is a useful measure in the efficiency in the use of capital funds and the ROIC calculation for U.S. LTL has been modified as compared to the other segment ROICs due to the impact of the bargain purchase gain to provide more consistent comparison to other segments ROIC calculation. The modification includes reducing the total assets, excluding intangible assets by the bargain purchase gain, using the acquisition price instead of the prior year invested capital, and reducing the current year total invested capital by the total liabilities of the US.

│	22

Earnings Press Release

(unaudited) (in thousands of U.S. dollars)	As at December 31
	2023	2022
Less-Than-Truckload - U.S. based LTL
Operating income	186,231	327,793
Loss on sale of land and buildings	35	8
Gain on sale of assets held for sale	(10,549)	(55,054)
Amortization of intangible assets	1,353	1,118
Operating income, net of exclusions	177,070	273,865
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	130,146	201,291
Intangible assets	10,757	5,401
Total assets, excluding intangible assets	1,445,085	1,483,288
less: Total liabilities	(571,468)	(637,340)
Total invested capital, current year	884,374	851,349
Total invested capital, acquisition price	838,910	838,910
Average invested capital	861,642	845,130
Return on invested capital	15.1%	23.8%

│	23